Exhibit 99.(I)


             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")
                         REPORTS SECOND QUARTER RESULTS;
          Provisions and charges increased to $556.9 million, Forecasts
                            Return to Profitability
                 Seeks capital increase of at least $100 million

Panama City, Republic of Panama, July 31, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the second quarter ended June 30, 2002. The Bank reported a $259.9 million increase in the allowance for potential credit losses and a $42.0 million charge representing an impairment loss on securities, making the total of the allowance for potential credit losses $474.6 million and the total charges for impairment loss on securities for 2001 and 2002, $82.4 million. These figures compare with $214.7 million in allowances for potential credit losses at March 31, 2002, and with $194.7 million at December 31, 2001, and a charge of $40.4 million for impairment loss on securities for the quarter ended December 31, 2001. Net loss for the second quarter of 2002 was $300.1 million, or $17.32 per share, compared with net income of $33.2 million, or $1.78 per share, reported in the second quarter of 2001.

The net loss for the first six months of 2002 was $299.7 million, compared with net income of $60.3 million reported in the same period of 2001. Losses per common share after preferred dividends were $17.31 for the first six months of 2002, compared with earnings per common share after preferred dividend of $3.20 in the first six months of 2001.

Jose Castaneda, Chief Executive Officer of Bladex, said, "The significant decline in our net income for the second quarter was caused by the $259.9 million addition made to the Bank's allowance for possible credit losses on its Argentine loans and contingencies portfolio, which was $846 million at June 30, and an additional $42.0 million mark-to-market write down on our $115 million securities portfolio in the country. Excluding $30.7 million in credits we expect to collect within the next few months, our reserve and charges for impairment losses for 2001 and 2002 against this portfolio is now slightly over 50%, which we believe is adequate given the conditions prevailing in the country. However, we believe it is important for our shareholders and investors to know that even with this significant increase in the reserve position, Bladex's total capital ratio at June 30, 2002, was 11.9%, its Tier 1 capital ratio was 10.6%, and the book value per Class E common share was $16.88."

The Board of Directors took this action within the context of a carefully developed plan to address four specific challenges facing the Bank:

o Mitigate the risk in its credit portfolio, particularly in Argentina, and take a cautionary stance relative to the Bank's exposure in other countries

o     Maintain a strong and stable liquidity position

o     Return Bladex to profitability, and

o Adjust the Bank's medium term strategy to the new trends in its markets and the economic challenges facing the region

The Board's decision to take such additional provisions at this time reflects the continuing uncertainty in Argentina, as well as the extent and depth of economic turmoil in this market, which is affecting all borrowers in the country. In establishing the additional provision, Bladex employed a rigorous borrower-by-borrower credit analysis process, one of the Bank's core competencies, which has enabled it to experience only $77 million of loan charge-offs on $117 billion of disbursements since the Bank began operations 23 years ago.

While most of the Bank's loans and investments in Argentina have been placed on a non-accrual status following US GAAP requirements, Bladex collected fully 91% of the $28.9 million interest due on these loans and investments during the first half of the year, leaving only $2.7 million in unpaid past due interest as of June 30. In addition, the Bank collected $40 million in Argentine principal exposure during the second quarter, bringing year to date Argentine principal reductions to $198 million. This extraordinary performance in view of the circumstances in Argentina was due in large measure to the combination of an


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

effective collection program and the preferred creditor status which Bladex enjoys in the country, where it is on similar footing with other multilateral entities. Restructuring of existing loans involving principal balances of $61 million has been accomplished without reduction of principal, and with unchanged or improved interest terms for the Bank.

In Brazil, the Bank recognizes the increasing risk levels and is acting accordingly. Bladex's Brazilian portfolio is highly flexible: of the $1.7 billion outstanding at June 30, 58% is trade related, and 83% represents exposure to the lower-risk banking sector. The highly liquid nature of this portfolio has allowed the Bank to reduce its exposure by $795 million since January 1, 2002 ($323 million in the second quarter), with $880 million or 53%, of the remaining exposure scheduled to mature by year-end and $1,349 million or 81%, within the next 18 months. As of today, the Bank has no past due amounts of interest or principal in the country, and has not restructured any of its loans.

Excluding the Argentine portfolio, Bladex's impaired loans are minimal ($1.0 million) and past due loans amounted to $97 thousand.

Bladex is being managed with an extremely conservative liquidity policy. In the last year the cash position has been increased in both absolute and relative terms and was $570.5 million, 80% of deposits, at June 30, 2002. The liquidity position is kept in the form of inter-bank deposits with top tier international banks in Europe and North America and is placed at maturities ranging from overnight to one month.

As the balance sheet has been reduced, Bladex has been able to change the mix of its funding base so as to improve the maturity profile of its liabilities. Historically, funding has been divided roughly into three equal parts: deposits, short-term funding and medium-term funding. At June 30, deposits were $710 million, down $861 million from the end of last year. The reduction resulted principally from the credit rating downgrade during this period, and the challenging operating environment. Although the deposit reduction resulted in higher funding costs, it changed the liability mix of the Bank so that average maturities have been lengthened and volatility reduced. The increased cost of funds has been fully offset by higher lending margins as net interest spreads increased from 1.33% at the end of 2001 to 1.46% at June 30, 2002.

Since the beginning of the year, Bladex has reduced its balance sheet by $2.0 billion, or 34%. This reduction took place with three goals in mind: 1) Insuring an adequate level of capitalization following the Argentine provision charges,
2) reducing exposure to countries where risk levels were increasing, and 3) adapting the balance sheet to reduced funding levels.

During 2002, expenses have been reduced by 10%, which has included a 26% reduction in headcount. Importantly, these reductions have been focused on marketing activities in sectors that the Bank no longer plans to emphasize. Core functions such as risk management, compliance, and transaction processing have been unaffected or strengthened.

In the second quarter, in addition to the Argentine provision charges, the Bank took a number of additional provisions and restructuring charges. As a result, based on currently available information, it expects no additional provisions will be necessary for the balance of the year.

"As a result of these actions and our current assessment of market conditions", Mr. Castaneda said, "we expect Bladex to return to profitability in the third quarter ending September 30, 2002 at a level that should translate into quarterly net income of around $10 million."

A strategy to support Bladex's growth in the medium term has been developed based on a review of the Bank's business model within the context of its franchise, corporate mission, competitive advantages, and trends in the market. The Bank has concluded that its special role as a provider of trade finance will remain critically needed in the Region. As a result, it intends to base its future growth on an expanded set of trade finance products channeled principally through its client banks.

The provision charges taken in the second quarter have resulted in diminished capital ratios. In order to bring these back to historical levels to support Bladex's growth plans and strengthen its ability to withstand market volatility, the Bank intends to raise additional equity capital in a minimum amount of $100 million. To this end, it has retained an advisory services team of BNP Paribas and Deutsche Bank to assist in executing a plan to secure the initial participation of a small core group of Class A shareholders and multilateral agencies. The group's initial response to Bladex's plan has been encouraging, although there is no assurance the Bank will be successful in this effort.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed profit and loss statements for the second quarter of 2001, as well as for the first and second quarters of 2002:

(In $ millions, except percentages)
------------------------------------------------------------------------------------------------------------------
                                                                                     IIQ01       IQ02        IIQ02
------------------------------------------------------------------------------------------------------------------
Operating net interest income                                                        16.9        17.4        14.7
Effect of interest rate gap                                                           4.7         3.9         1.9
Interest income on available capital funds                                            9.8         3.8         3.9
                                                                                     ----        ----       -----
Net interest income (1)                                                              31.5        25.1        20.5
Net commission and other income                                                       6.3         2.8         2.0
Derivatives and hedging activities (2)                                                4.9        -0.3        -4.3
                                                                                     ----        ----       -----
Net revenues                                                                         42.7        27.5        18.2
Operating expenses                                                                   -5.8        -5.2        -5.0
                                                                                     ----        ----       -----
Net income before one time  restructuring charges, provisions for
credit losses and impairment losses on securities                                    36.9        22.3        13.2
Restructuring charges (3)                                                              --        -0.1        -2.3
Adjustments and reversal of unpaid interest accrued on non-accruing
loans (4)                                                                              --        -1.8        -9.1
Provision for possible credit losses and impairment loss on securities               -3.8       -20.0      -302.0
------------------------------------------------------------------------------------------------------------------
Net income                                                                           33.2         0.5      -300.1
------------------------------------------------------------------------------------------------------------------

(1) Excludes $9.1 million reversal of interest accrued on Argentine loans placed on zero accrual in IIQ02, and $0.2 million in IQ02, as well as an accounting adjustment of $1.5 million in IQ02, which are shown separately.

(2)   Represents the impact of mark-to-market of credit put options.

(3) Includes $1.5 million in severance costs related to the structured finance unit in New York, and $0.8 million at head office in IIQ02.

(4) Includes reversal of interest accrued on Argentine loans placed on zero accrual of $9.1 million in IIQ02, and $0.2 million in IQ02, as well as an accounting adjustment of $1.5 million in IQ02


The following table sets forth the condensed profit and loss statements for the first six months of 2002 and 2001:

(In $ millions, except percentages)
------------------------------------------------------------------------------------------------
                                                                               6M01        6M02
------------------------------------------------------------------------------------------------
Operating net interest income                                                  32.2        32.0
Effect of interest rate gap                                                     8.1         5.8
Interest income on available capital funds                                     21.8         7.7
                                                                               ----       -----
Net interest income (1)                                                        62.1        45.6
Net commission and other income                                                10.5         4.7
Derivatives and hedging activities (2)                                          5.6        -4.6
                                                                               ----       -----
Net revenues                                                                   78.2        45.7
Operating expenses                                                            -11.5       -10.2
                                                                               ----       -----
Net income before  restructuring charges, provisions for credit losses,
and impairment losses on securities                                            66.7        35.5
 Restructuring charges (3)                                                       --        -2.4
Adjustments and reversal of unpaid interest accrued on non-accruing
loans (4)                                                                        --       -10.8
Provision for possible credit losses and impairment loss on securities         -7.5      -322.0
Cumulative effect of accounting change                                          1.1          --
-----------------------------------------------------------------------------------------------
Net income                                                                     60.3      -299.7
-----------------------------------------------------------------------------------------------

(1) Excludes $9.3 million reversal of interest accrued on Argentine loans placed on zero accrual in the first six months of 2002, as well as an accounting adjustment of $1.5 million in IQ02, which are shown separately

(2)   Represents the impact of mark-to-market of credit put options.

(3) Includes $1.5 million in severance costs related to the closing of the structured finance unit in New York, and $0.9 million at head office in the first half of 2002.

(4) Includes reversal of interest accrued on Argentine loans placed on zero accrual of $9.3, as well as an accounting adjustment of $1.5 million in the first six months of 2002.

BLADEX, with $3.9 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 151 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:


BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Vice President, Finance & Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 67 Mason Street, Greenwich , CT 06830
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com


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There will be a conference call on July 31, 2002 at 11:00 a.m. ET in the U.S.
(10:00 a.m. Panamanian time). For those interested in participating, please call 800-649-2721 in the United Sates and, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3751. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#6018764 to the telephone operator answering the call five minutes before the call is set to begin.
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